One Astoria Federal Plaza Lake Success, NY 11042-1085 (516) 327-3000

December 28, 2007

Sent Via Fax to (202) 772-9208 and U.S. Mail

Mr. Kevin W. Vaughn
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Mail Drop 4561

Re:	Astoria Financial Corporation
File No.001-11967
SEC Comment Letter dated December 14, 2007

Dear Mr. Vaughn:

Per our telephone conversation yesterday, I hereby acknowledge on behalf of Astoria Financial Corporation (the “Company”) receipt of the Securities and Exchange Commission’s (the “Commission”) letter dated December 14, 2007, commenting further on the Company’s Form 10-K for the Fiscal Year Ended December 31, 2006, Form 10-Q for the Fiscal Quarter Ended March 31, 2007 and Form 10-Q for the Fiscal Quarter Ended June 30, 2007. Due to our need to have our response reviewed and approved by the Audit Committee of our Board of Directors prior to filing, we would expect to be in a position to respond to the Commission’s comments by the close of business on January 25, 2008.

In the interim, I will attempt to fax to you and Ms. Moore a preliminary draft of our response for discussion purposes prior to the end of next week. I will contact Ms. Moore by telephone once we have faxed the preliminary draft to determine whether a telephone conference regarding our proposed response would be useful.

Thank you for your assistance and cooperation.

Very truly yours,

/S/ Alan P. Eggleston
Alan P. Eggleston
Executive Vice President, Secretary and General Counsel